Exhibit 99.14

JIAXING YAMING INVESTMENT PARTNERSHIP (LIMITED PARTNERSHIP)

4705, Jinmao Tower, 88 Century Avenue

Pudong New Area, Shanghai 200121

People’s Republic of China

December 31, 2015

Dream Technology Holdings Limited

Dream Investment Holdings Limited

c/o 16/F, A3 Building, Kexing Science Park

15 Keyuan Road North, Nanshan District

Shenzhen, Guangdong, 518057

People’s Republic of China

Attention:         Michael Xiangyu Chen

Re: Equity Commitment Letter

Ladies and Gentlemen:

Jiaxing Yaming Investment Partnership (Limited Partnership) (including its successors or permitted assigns, this “Sponsor”) is pleased to offer this commitment, subject to the terms and conditions contained herein, to purchase, directly or indirectly, equity interests in Dream Technology Holdings Limited, a newly-formed exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”). It is contemplated that pursuant to the terms of that certain Agreement and Plan of Merger dated as of the date hereof, by and among iDreamSky Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Dream Investment Holdings Limited, a newly-formed exempted company with limited liability incorporated under the laws of the Cayman Islands that is a wholly-owned subsidiary of Holdco (“Parent”) and Dream Merger Sub Limited, a newly-formed exempted company with limited liability incorporated under the laws of the Cayman Islands that is a wholly-owned subsidiary of Parent (“Merger Sub”) (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), Merger Sub will merge with and into the Company, with the Company being the surviving company (the “Merger”). Concurrently with the delivery of this letter agreement, the “Sponsors” as set forth in the Merger Agreement other than this Sponsor (each, an “Other Sponsor”) are also entering into letter agreements substantially similar to this letter agreement (each, an “Other Sponsor Equity Commitment Letter”) committing to invest in Holdco. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

1.	Commitment. The Sponsor hereby agrees to contribute, or cause to be contributed, as an equity contribution to Holdco, an aggregate amount equal to $11,459,969 (the “Contribution”), subject to the terms and conditions hereof. The proceeds of the Contribution, along with the amounts to be paid by all the Other Sponsors under the Other Sponsor Equity Commitment Letters (such aggregate amount, the “Commitments”), shall be used (a) by Holdco to contribute to Parent, and then (b) by Parent, to the extent necessary, to fund such portion of Per Share Merger Consideration and/or Per ADS Merger Consideration plus such other amounts required to be paid by Parent to consummate the Merger, together with related fees and expenses (which, for the avoidance of doubt, shall not include any Parent Termination Fee or any guaranteed obligations with respect to a Parent Termination Fee under the Limited Guarantee given by the Sponsor) pursuant to and in accordance with the terms of, and subject to the conditions of, the Merger Agreement. Notwithstanding anything else to the contrary in this letter agreement, the aggregate amount of liability of the Sponsor under this letter agreement shall at no time exceed the Contribution (for the avoidance of doubt, the Sponsor shall not be liable under this letter agreement for any portion of the Contribution that has actually been funded in accordance with the terms hereof).

2.	Closing Conditions. The Sponsor’s obligation to make the Contribution pursuant to this letter agreement is subject to the satisfaction, prior to or contemporaneously with the Closing, of the following conditions: (a) the satisfaction (or waiver, if permissible) of all conditions precedent to the obligations of Parent and the Merger Sub to consummate the transactions contemplated by the Merger Agreement set forth in Article VII thereof, (b) the portion of the Equity Financing that is to be funded by the Other Sponsors pursuant to the Other Sponsor Equity Commitment Letters dated as of the date hereof has been funded (or will be funded substantially concurrently if the Contribution is funded by the Sponsor), (c) the Debt Financing (and any Alternate Debt Financing, if applicable) has been funded (or will be funded substantially concurrently if Equity Financing is funded at the Closing), and (d) either the contemporaneous consummation of the Closing or the obtaining by the Company in accordance with the terms and conditions of Section 9.6 of the Merger Agreement of an order requiring Parent to cause the Equity Financing to be funded and to consummate the Merger.

3.	Enforcement/Recourse. This letter agreement may only be enforced by (a) Holdco, (b) by the Company to seek specific performance of the Sponsor’s obligations under this letter agreement to use reasonable best efforts to obtain the Sponsor Required Approvals, (c) by the Company to seek specific performance of the Sponsor’s obligations to fund the Contribution, and (d) by the Company to seek specific performance of Holdco’s obligations under Section 1(a) of this letter agreement to contribute such funds to Parent, in the case of each of clause (c) and clause (d), in accordance with, and to the extent permitted by Section 9.6 of the Merger Agreement. Concurrently with the execution and delivery of this letter agreement, the Sponsor is executing and delivering to the Company a Limited Guarantee (the “Limited Guarantee”) in accordance with the Merger Agreement. Other than with respect to the Permitted Claims (as defined in the Limited Guarantee) and subject to this Section 3, the Company’s remedies against the Sponsor under the Limited Guarantee shall, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company against the Sponsor, any former, current or future director, officer, employee, agent or Affiliate of the Sponsor, any former, current or future, direct or indirect holder of any Equity Interests of the Sponsor (whether such holder is a limited or general partner, member, manager, stockholder or otherwise), any former, current or future assignee of the Sponsor or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, controlling person, representative or assignee of any of the foregoing (each such person or entity, a “Related Person”) in respect of any liabilities or obligations arising under, or in connection with, this letter agreement or the Merger Agreement or the transactions contemplated thereby, including without limitation in the event Parent breaches its obligations under the Merger Agreement, whether or not such breach is caused by the Sponsor’s breach of its obligations under this letter agreement; provided that, in the event the Sponsor shall have made the Contribution in full in accordance with the terms hereof, then neither the Company nor any other Person (including, without limitation, the Company’s equityholders, Affiliates and Subsidiaries) shall have any remedy against the Sponsor or any Related Person, including under the Limited Guarantee. Notwithstanding anything that may be expressed or implied in this letter agreement, by its acceptance hereof, Holdco acknowledges and agrees that (a) notwithstanding that the Sponsor may be a limited liability entity, no recourse hereunder or under any documents or instruments delivered in connection herewith may be had against any Related Person, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable law, and (b) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by Related Persons in connection with this letter agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or by their creation. In no event shall this letter agreement or the Contribution herein be enforced by any Person unless each of the other unfunded Equity Commitment Letters dated as of the date hereof is being concurrently enforced by such Person.

4.	Expiration. All obligations under this letter agreement shall expire and terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Closing (at which time the Contribution shall be discharged but subject to the performance of such obligations), (c) the making of the Contribution by the Sponsor or its assigns to Holdco and the contribution by Holdco of all such funds to Parent pursuant to Section 1(a) of this letter agreement, (d) the Company’s receipt of all of the Parent Termination Fee paid or cause to be paid by Parent pursuant to the terms of the Merger Agreement (and any expenses and/or reimbursement due thereunder, as applicable) or payment in full from the Sponsor as the Guarantor under the Limited Guarantee in respect of the Guaranteed Obligations (as defined in the Limited Guarantee) pursuant to the terms thereof, and (e) October 1, 2016; provided that, in the event a claim by the Company or any of its Affiliates under Section 3 of this letter agreement or any claim seeking an injunction, specific performance or other equitable remedy against Parent or Merger Sub under Section 9.6 the Merger Agreement is then pending, this letter agreement shall not terminate under clause (e) until any such claim has been resolved in a final non-appealable decision by a court of competent jurisdiction.

5.	No Assignment. Neither this letter agreement nor any of the rights, interests or obligations hereunder shall be assigned by one party without the prior written consent of the other parties, except that, without the prior written consent of the other parties, the rights, interests or obligations under this letter agreement may be assigned and/or delegated, in whole or in part, by Sponsor to one or more of its Affiliates or to one or more investment funds or investment vehicles sponsored or managed by the Sponsor or any of its Affiliates; provided that any such assignment or delegation shall not relieve the Sponsor of its obligations under this letter agreement to the extent not performed by such Affiliate, investment fund or investment vehicle. Any purported assignment of this commitment in contravention of this Section 5 shall be void.

6.	No Other Beneficiaries. Except for the third party beneficiary rights provided to the Company under Section 3 of this letter agreement, this letter agreement shall be binding on the Sponsor solely for the benefit of the other parties hereto and its respective successors and permitted assigns, in accordance with and subject to the terms of this letter agreement, and nothing set forth in this letter agreement is intended to or shall confer upon or give to any Person other than the parties hereto and their respective successors and permitted assigns (but solely at the direction of the Sponsor as contemplated hereby) any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Holdco or Parent to enforce, the Contribution or any provisions of this letter agreement; provided, that, notwithstanding anything to the contrary in this letter agreement, any Related Person shall be a third party beneficiary of the provisions set forth herein that are for the benefit of any Related Person (including the provisions of Sections 3, 6, 9, 10 and 12), and all such provisions shall survive any termination of this letter agreement indefinitely. Without limiting the foregoing, Holdco’s and Parent’s creditors shall have no right to enforce this letter agreement or to cause Holdco to enforce this letter agreement.

7.	Representations and Warranties.

(A) The Sponsor hereby represents and warrants to Holdco that: (a) it has all power and authority to execute, deliver and perform this letter agreement; (b) the execution, delivery and performance of this letter agreement by the Sponsor has been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of the Sponsor are necessary therefor; (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against the Sponsor in accordance with its terms (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)); (d) the execution, delivery and performance by the Sponsor of this letter agreement do not and will not (x) violate the organizational documents of the Sponsor, (y) violate any applicable Law binding on the Sponsor or the assets of the Sponsor, or (z) conflict with any material agreement binding on the Sponsor; (e) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this letter agreement by the Sponsor (including the Sponsor Required Approvals, it being understood that the Sponsor shall use its reasonable best efforts to obtain such Sponsor Required Approvals) have been obtained or made, or will be obtained or made at or before Closing, and all conditions thereof have been duly complied with, or will be duly complied with, at or before Closing, and no other action by, and no notice to or filing with, any Governmental Entity is required, or will be required at Closing, in connection with the execution, delivery or performance of this letter agreement; (f) the Sponsor or its Affiliate shall have the cash on hand and/or capital commitments required to fund the Contribution at Closing; and (g) the amount of the Contribution is less than the maximum cumulative amount permitted to be invested collectively by the Sponsor and its Affiliate in any one portfolio investment pursuant to the terms of their respective constituent documents.

(B) Holdco hereby represents and warrants to Parent that: (a) it has all power and authority to execute, deliver and perform this letter agreement; (b) the execution, delivery and performance of this letter agreement by Holdco has been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of Holdco are necessary therefor; (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against Holdco in accordance with its terms (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)); (d) the execution, delivery and performance by Holdco of this letter agreement do not and will not (x) violate the organizational documents of Holdco, (y) violate any applicable Law binding on Holdco or the assets of Holdco, or (z) conflict with any material agreement binding on Holdco; and (e) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this letter agreement by Holdco have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this letter agreement.

8.	Severability. Any term or provision of this letter agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this letter agreement in any jurisdiction and, if any provision of this letter agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable; provided that this letter agreement may not be enforced without giving effect to the provisions of Sections 2 through 6, 9 and 10 hereof. No party hereto shall assert, and each party hereto shall cause its respective Affiliates not to assert, that this letter agreement or any part hereof is invalid, illegal or unenforceable.

9.	Jurisdiction. In the event any dispute arises among the parties out of or in relation to this letter agreement, including any dispute regarding its breach, termination or validity, the parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any party has served written notice on the other parties requesting the commencement of such consultations, then any party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 9. The arbitration shall be conducted in accordance with the Hong Kong International Arbitration Centre (“HKIAC”) Administered Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three (3) arbitrators. One (1) arbitrator shall be nominated by the claimant(s), irrespective of number, and one (1) arbitrator shall be nominated by the respondent(s), irrespective of number. If the respondent(s) shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two (2) arbitrators so chosen shall select a third (3rd) arbitrator; provided that if such two (2) arbitrators shall fail to choose a third (3rd) arbitrator within thirty (30) days after such two (2) arbitrators have been selected, the HKIAC, upon the request of any party, shall appoint a third (3rd) arbitrator. The third (3rd) arbitrator shall be the presiding arbitrator. The parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it shall not be disclosed beyond the tribunal, the parties, their legal and professional advisers, and any person necessary for the conduct of the arbitration, unless otherwise required by Law or the parties otherwise agree in writing. The parties agree that all documents and evidence submitted in the arbitration (including without limitation any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless otherwise required by Law or the parties otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this letter agreement, except insofar as the same may relate directly to the matters in dispute. The parties hereby agree that any arbitration award rendered in accordance with the provisions of this Section 9 shall be final and binding upon them, and the parties further agree that such award may be enforced by any court having jurisdiction over the party against which the award has been rendered or the assets of such party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the parties pursuant to or relating to this letter agreement, each party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

10.	Waiver of Jury Trial. EACH OF THE PARTIES TO THIS LETTER AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 10.

11.	Headings. Headings of the Sections of this letter agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

12.	Governing Law; Entire Agreement; Amendment; Counterparts. This letter agreement and the obligations hereunder shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. This letter agreement, the Limited Guarantee, the Other Sponsor Equity Commitment Letters, the Other Limited Guarantees (as defined in the Limited Guarantee), the Merger Agreement, that certain wrap letter, dated as of November 10, 2015, by and between Michael Xiangyu Chen and Shanghai Yahao Asset Management Co., Ltd., and that certain interim investors agreement, dated as of the date hereof, by and among the Sponsor, Holdco and other parties, and any other document contemplated hereby and thereby constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all other prior agreements, understandings and statements, both written and oral, between or among Holdco or any of its Affiliates, on the one hand, and the Sponsor or any of its Affiliates, on the other hand. Any provision of this letter agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Sponsor and Holdco; provided that any amendment, waiver or modification that would be expected to be adverse to the Company’s rights set forth in this letter agreement shall require the prior written consent of the Company. This letter agreement may be executed in counterparts (including by facsimile or electronically transmitted signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

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Very truly yours, Jiaxing Yaming Investment Partnership (Limited Partnership) [Company chop is affixed]

By:	/s/ Lina Zhu
Name:	Lina Zhu
Title:	Authorized Representative of Executive Partner

Agreed to and accepted as of the date first written above:

Dream Technology Holdings Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

Dream Investment Holdings Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

[SIGNATURE PAGE TO EQUITY COMMITMENT LETTER]